Exhibit 99

To Our Shareholders
I am pleased to announce the quarter’s results. As Butch Kerzner, President of the Company commented, “ The return of business at Atlantis so soon after September 11 has been excellent. After a somewhat slower January, the property returned to 2001 levels for February and March. Consistent with our strategy not to engage in price discounting, but rather to focus on maintaining rate integrity supported by stronger marketing efforts, we were able to maintain Atlantis’ room rate for the quarter. In March, Atlantis recorded the highest monthly revenues in its history.”

The Company reported net income for the quarter, before losses attributed to its recently launched SunOnline Internet gaming operations, of $31.8 million compared to recurring earnings of $32.9 million in the same period last year. On this basis, earnings per share for the period were $1.12 compared to recurring earnings per share of $1.20 for the same period last year. Non-recurring items in 2001 included pre-opening expenses and sale of real estate at the Company’s Paradise Island operations. The Company reported EBITDA for the quarter, excluding SunOnline, of $54.2 million as compared to $55.5 million in the same period last year. Including the net loss from SunOnline, the Company recorded net income in the quarter of $29.6 million, compared to net income of $33.2 million for the same period last year. On this basis, fully diluted earnings per share for the quarter were $1.04 compared to $1.21 for the same period last year. As previously announced, on February 15, 2002, the Company agreed to sell 50% of SunOnline, the Company’s Internet gaming subsidiary, to Station Casinos, Inc. in a transaction that is expected to close in the second quarter of 2002.

During the quarter, the Company’s Paradise Island operations achieved a record EBITDA of $51.2 million compared to $50.8 million achieved during the same period last year. The growth in EBITDA was achieved despite a decline in net revenues of $6.2 million. The Paradise Island operations benefited from the cost controls that were instituted during the last quarter of last year resulting in EBITDA margins increasing from 35.5% last year to 37.5%. Atlantis’ revenue per available room (“RevPar”) for the quarter was $240, a 6% decline from the same period last year. RevPar trends experienced sequential improvement by month, as comparative RevPar declined by 17% and 8% in January and February, respectively, but increased in March by 2%. For the quarter, Atlantis achieved 85% occupancy at a $284 average daily room rate (“ADR”), the same rate as last year. Call levels for the quarter into the Company’s wholly owned tour operator increased by 11% as compared to the same period last year. Call levels for April are on a pace to increase by 16%. Casino volumes have also been strong. Table drop declined by 17% in the quarter, which was almost entirely attributable to the timing of the Michael Jordan Celebrity Invitational that occurred in January of last year. The tournament has been rescheduled for September. Slot volumes were the same as last year’s strong first quarter. The Company’s luxury resort hotel on Paradise Island, the Ocean Club, also performed well and has established itself as one of the premier hotels in the Caribbean. RevPar in the quarter increased by 13% to $612 in the current year from $542 in the same period last year. The ADR was $865 compared to $739 for the same period last year, which management believes is one of the highest ADRs for any resort property in the Caribbean. The resort has recently enhanced its amenities through the opening of the Ocean Club Spa, which is a new concept in spa design that is designed to provide a uniquely private and exclusive spa experience.

The Mohegan Sun Casino reported slot revenues for the quarter of $164.8 million, which was 22% above the comparable quarter last year, having more than doubled the average number of slot machines in the quarter compared to the same period last year. Trading Cove Associates, an entity 50%-owned by the Company, receives payments from the Mohegan Tribe of 5% of gross operating revenues of the expanded Mohegan Sun operation. In terms of the Company’s agreements with Trading Cove Associates, the Company recorded income of $6.3 million in the quarter, compared to $7.0 million in the same quarter last year, which had been favorably impacted by certain priority payments due to the Company. Mohegan Sun opened the majority of its new 1,200-room luxury resort hotel during April 2002 with the balance of the rooms expected to open by June 2002. Mohegan Sun’s new convention space, which approximates 100,000 square feet, is now in operation.

The Company manages seven luxury resort hotels in Mauritius, Dubai and the Maldives. During the quarter, the Company earned management fees of $2.2 million from these operations, compared to $2.6 million in the comparable quarter last year. The decrease in management fees was due primarily to the temporary closure of Le Touessrok in Mauritius, which is currently undergoing a significant refurbishment and is expected to re-open at the end of 2002. The Company’s managed resorts in Mauritius continued to perform well and received international accolades, with the five-star deluxe, Le Saint Geran leading the way by achieving a 15% increase in RevPar. Le Saint Geran was also voted “Best Hotel of the Year 2002” by Tatler magazine in the United Kingdom. In Dubai, the Royal Mirage is quickly building to its pre-September 11 business levels with March RevPar down only 11% as compared to year ago levels.

The Company closed the quarter with strong liquidity. At the end of the quarter, the Company held $76.0 million in cash and cash equivalents, including $4.5 million in restricted cash. The balance outstanding on the Company’s Revolving Credit Facility, which was $15.0 million at the end of the quarter, has since been paid down in full.

Sol Kerzner
Chairman of the Board & Chief Executive Officer
May 3, 2002
Paradise Island, The Bahamas

Forward-Looking Statements
This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

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 Sun International Hotels Limited
 Consolidated Balance Sheets                        March 31,        December 31,
 (Dollars in thousands)                               2002              2001
----------------------------------------------------------------------------------
                                                   (Unaudited)
                     Assets
 Current assets:
    Cash and cash equivalents                       $    71,554       $    30,471
    Restricted cash                                       4,452             4,518
    Short term investments                                4,750                 -
    Trade receivables, net                               44,811            37,454
    Due from affiliates                                  16,089            28,364
    Inventories                                           8,992             8,807
    Prepaid expenses                                      6,303             5,226
                                                  --------------    --------------
      Total current assets                              156,951           114,840

    Property and equipment, net                       1,148,163         1,155,192
    Notes receivable                                          -            18,018
    Due from affiliates - non-current                    15,358            15,888
    Deferred tax asset                                    4,126             3,874
    Deferred charges and other assets                    17,578            18,692
    Investment in associated companies                   31,712            30,527
                                                  --------------    --------------
      Total assets                                  $ 1,373,888       $ 1,357,031
                                                  ==============    ==============

      Liabilities and Shareholders' Equity
 Current liabilities:
    Current maturities of long-term debt            $       250       $       261
    Accounts payable and accrued liabilities            140,595           148,063
    Capital creditors                                     2,968             6,570
                                                  --------------    --------------
      Total current liabilities                         143,813           154,894

 Other liabilities                                        8,886             5,503
 Long-term debt, net of current maturities              505,818           518,231
                                                  --------------    --------------
      Total liabilities                                 658,517           678,628
                                                  --------------    --------------

 Shareholders' equity                                   715,371           678,403
                                                  --------------    --------------
      Total liabilities and shareholders' equity    $ 1,373,888       $ 1,357,031
                                                  ==============    ==============

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 Sun International Hotels Limited                          For the Three Months
 Consolidated Statements of Operations                       Ended March 31,
                                                     --------------------------------
 (Amounts in thousands, except per share data)           2002              2001
----------------------------------------------------------------------------------------
                                                                     (Unaudited)
 Revenues:
     Casino and resort revenues                          $ 143,924         $ 151,793
     Less: promotional allowances                           (7,001)           (8,801)
                                                     --------------    --------------
                                                           136,923           142,992
     Tour operations                                        10,053            10,626
     Management and other fees                               8,900            10,116
     Real estate related                                         -             4,864
     Other                                                   1,168               771
                                                     --------------    --------------
                                                           157,044           169,369
                                                     --------------    --------------
 Expenses:
     Casino and resort expenses                             66,959            71,936
     Tour operations                                         8,536             9,398
     Selling, general and administrative                    22,575            21,727
     Real estate related                                         -             1,266
     Corporate expenses                                      6,805             5,992
     Depreciation and amortization                          13,654            11,505
     Pre-opening expenses                                        -             3,257
                                                     --------------    --------------
                                                           118,529           125,081
                                                     --------------    --------------
 Operating income                                           38,515            44,288

 Other income and expenses:
     Interest income                                           908             2,749
     Interest expense, net of capitalization               (10,654)          (14,210)
     Equity in earnings of associated companies, net         1,263             1,823
     Other, net                                               (130)                -
                                                     --------------    --------------
 Income before income taxes                                 29,902            34,650
 Income tax provision                                         (292)           (1,427)
                                                     --------------    --------------
 Net income                                               $ 29,610          $ 33,223
                                                     ==============    ==============

 Diluted earnings per share                                   1.04            $ 1.21
 Weighted average number of shares
     outstanding - diluted                                  28,402            27,410

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 Sun International Hotels Limited
 Consolidated Statements of Cash Flows                                  For the Three Months
 (Dollars in thousands)                                                   Ended March 31,
                                                                  ---------------------------------
                                                                      2002               2001
---------------------------------------------------------------------------------------------------
                                                                             (Unaudited)
 Cashflows from operating activities:
   Reconciliation of net income to net cash
    provided by operating activities:
       Net income                                                      $ 29,610           $ 33,223
       Depreciation and amortization                                     13,654             11,505
       Amortization of debt issuance costs and discount                     603                775
       Provision for doubtful receivables                                 1,061              1,606
       Utilization of deferred tax benefit                                 (252)                 -
       Net change in working capital accounts                            (6,103)            (1,360)
       Net change in deferred charges                                       557               (845)
       Equity earnings from affiliates, net                              (1,263)            (1,824)
       Other                                                                  -              1,016
                                                                  --------------     --------------
         Net cash provided by operating activities                       37,867             44,096
                                                                  --------------     --------------

 Cashflows from investing activities:
       Payments for major capital projects                               (5,965)           (14,065)
       Other operating capital expenditures                              (4,344)            (4,185)
       Repayment of notes receivable                                     18,018                  -
       Purchase of first mortgage notes                                  (4,884)                 -
       Repayment from (advances to) associated  company                   2,092             (5,750)
       Other                                                                  -                118
                                                                  --------------     --------------
         Net cash provided by (used in) investing activities              4,917            (23,882)
                                                                  --------------     --------------

 Cashflows from financing activities:
       Proceeds from issuance of debt                                     4,000             18,500
       Repayment of debt                                                (13,063)           (16,057)
       Proceeds from the exercise of stock options                        7,448                  -
       Debt issue/modification costs                                       (152)                 -
                                                                  --------------     --------------
         Net cash provided by (used in) financing activities             (1,767)             2,443
                                                                  --------------     --------------

 Net increase in cash and cash equivalents                               41,017             22,657
 Cash and cash equivalents at beginning of period                        34,989             24,148
                                                                  --------------     --------------
 Cash and cash equivalents at end of period                            $ 76,006           $ 46,805
                                                                  ==============     ==============

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P.O. Box N-4777
Nassau, The Bahamas

SUN INTERNATIONAL REPORTS FIRST QUARTER 2002 RESULTS